SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES BRUSSELS ZAVENTEM BASE FROM FEB 2014

10 NEW ROUTES TO ALICANTE, BARCELONA, IBIZA, LISBON, MALAGA, PALMA, PORTO, ROME, VALENCIA & VENICE

1,500,000 NEW PASSENGERS P.A. & 1,500 NEW JOBS FOR BRUSSELS

Ryanair, Europe's favourite low fares airline, today (27 Nov) announced it would open its 2nd Belgian base (62 in total) at Brussels Zaventem in Feb 2014 with 4 based aircraft and 10 new routes to Alicante, Barcelona, Ibiza, Lisbon, Malaga, Palma, Porto, Rome, Valencia & Venice, which will deliver up to 1,500,000 passengers p.a. and sustain some 1,500 "on-site" jobs* at Brussels Zaventem with up to 200 weekly flights.

Ryanair's new Brussels Zaventem base from Feb 2014 will deliver:
·10 new routes to Alicante, Barcelona, Ibiza, Lisbon, Malaga, Palma, Porto, Rome, Valencia & Venice
·4 based aircraft
·Over 1,500,000 new passengers p.a. at Brussels Zaventem
·Over 1,500* jobs sustained at Brussels Zaventem

Ryanair celebrated its new Brussels Zaventem base and 10 new routes by releasing 100,000 seats on sale at prices from £15.99 for travel in Jan and Feb, which are available for booking until midnight Thursday (28 Nov).

In Brussels today, Ryanair's Michael O'Leary said:

"Ryanair is delighted to announce Brussels Zaventem as our second base in Belgium in addition to Brussels Charleroi. These 10 new routes with daily or multiple daily frequencies to Alicante, Barcelona, Ibiza, Lisbon, Malaga, Palma, Porto, Rome, Valencia and Venice, are ideal for business passengers or families booking getaways from summer 2014, who can also enjoy Ryanair's recently announced customer service improvements.

We are actively listening to and responding to our customers so that they can continue to enjoy the lowest fares and the most on-time flights, but can also enjoy our new Ryanair.com website with easier bookings, a free second small carry-on bag, 24 hour grace periods for minor booking errors, quiet flights pre-8am and post-9pm, and fully allocated seating for all passengers from 1st February, with further improvements for business passengers and families set to be rolled out over the coming months.

10 NEW ZAVENTEM ROUTES

Alicante	14 weekly
Barcelona	42 weekly
Ibiza	14 weekly
Lisbon	28 weekly
Malaga	14 weekly
Palma	14 weekly
Porto	14 weekly
Rome	28 weekly
Valencia	14 weekly
Venice	14 weekly

To celebrate our new Brussels Zaventem base and 10 new routes, we are launching a 100,000 seat sale with fares starting from €15.99 for travel across Europe in Jan and Feb, which are available for booking until midnight Thursday (28 Nov). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on
www.ryanair.com."

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                                                  Robin Kiely                                   John Brisy
                                                                             Ryanair Ltd                                  Ryanair Ltd
                                                                             Tel: +353-1-8121212                 Tel: +353-1-508 1797
                                                                              press@ryanair.com                   brisyj@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 November, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary